March 2, 2012	TSX - HNC

Hard Creek Nickel Corporation
Completes Second Tranche of
Non Brokered Private Placement

Hard Creek Nickel Corp. (TSX – HNC) announces that it has completed the second tranche of its 8.4 Million Unit non-brokered private placement previously announced January 9, 2012 and terms amended January 24, 2012.

The Company completed the placement of 955,555 Units at $0.18 Cdn. per Unit for gross proceeds of $171,999.99.

A finder’s fee was associated with a portion of the private placement. Such finder’s fee consisted of 6% of gross cash proceeds, totaling $6,000.00 plus Agents Warrants, totaling 33,333, equal to 6% of units placed. The warrants are exercisable at $0.25 for two years from the date of closing of March 2, 2012

The Company had previously completed its first tranche of 2,087,778 Units.

Proceeds of the private placement will be used for general working capital.

The private placement remains subject to regulatory acceptance and approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com